Filed Pursuant to Rule 433

Registration No. 333-177892

Issuer Free Writing Prospectus dated August 20, 2012 relating to

Preliminary Prospectus Supplement dated August 20, 2012 to

Prospectus dated November 10, 2011

Unum Group

Final Term Sheet Relating to

$250,000,000 Aggregate Principal Amount of

5.75% Senior Notes due 2042

This term sheet relates to the senior notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated August 20, 2012 and the prospectus dated November 10, 2011 (including the documents incorporated by reference therein) relating to the notes offering before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Unum Group (the “Issuer”)

Title of Notes:	5.75% Senior Notes due 2042

Aggregate Principal Amount Offered:	$250,000,000 aggregate principal amount of notes

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Public Offering Price:	99.436% of principal amount

Underwriting Discount:	0.875% of principal amount; $2,187,500 total

Proceeds, before Expenses:	98.561% of principal amount; $246,402,500 total

Stated Maturity Date:	August 15, 2042

Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2013

Record Dates:	February 1 and August 1

Coupon:	5.75% per annum

Redemption Provision:	Make Whole Call at any time at a discount rate of Treasury plus 45 basis points

Benchmark Treasury:	3.000% due May 15, 2042

Benchmark Treasury Yield:	2.915%

Spread over Benchmark:	287.5 basis points

Yield to Maturity:	5.790%

Day Count Convention:	30/360

Legal Format:	SEC Registered

CUSIP Number:	91529Y AJ5

Listing:	None

Trade Date:	August 20, 2012

Settlement Date:	T+3; August 23, 2012

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc.

Senior Co-Manager:	SunTrust Robinson Humphrey, Inc.

Co-Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement for this offering if you request them by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014; Attention: Prospectus Department or by email at prospectus@morganstanley.com or at (866) 718-1649; J.P. Morgan Securities LLC collect at (212) 834-4533; Barclays Capital Inc. at (888) 603-5847 or by email at barclaysprospectus@barclays.com; or Deutsche Bank Securities Inc, Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836 or by email at prospectus.CPDG@db.com or at (800) 503-4611.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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